UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number 001-34566

China Biologic Products Holdings, Inc.

(Exact name of registrant as specified in its charter)

18th Floor, Jialong International Building, 19 Chaoyang Park Road

Chaoyang District, Beijing 100125

People’s Republic of China

(+86) 10-6598-3111

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

As previously announced, on August 24, 2018, China Biologic Products Holdings, Inc. (the “Company”) entered into (i) a share purchase agreement with Beachhead Holdings Limited (“Centurium Investor I”) and Double Double Holdings Limited, (ii) a share purchase agreement with CITIC Capital MB Investment Limited (“CITIC Capital”), (iii) a share purchase agreement with HH China Bio Holdings LLC (“Hillhouse”) and (iv) a share purchase agreement with PW Medtech Group Limited, respectively. On August 24, 2018, the Company issued 1,800,000 ordinary shares to Centurium Investor I, 1,000,000 ordinary shares to CITIC Capital and 1,000,000 ordinary shares to Hillhouse, pursuant to the respective share purchase agreement with such investor. In connection with such share issuances, the Company entered into an investor rights agreement with each of Centurium Investor I, CITIC Capital and Hillhouse, respectively. Copies of the share purchase agreements and investor rights agreements are included as exhibits to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.

Date:	August 27, 2018	By:	/s/ David Hui Li
			Name:	David Hui Li
			Title:	Chairman of the Board of Directors

EXHIBIT INDEX

Exhibit Number	Description
99.1	Share Purchase Agreement by and among China Biologic Products Holdings, Inc., Beachhead Holdings Limited and Double Double Holdings Limited dated as of August 24, 2018
99.2	Share Purchase Agreement by and between China Biologic Products Holdings, Inc. and CITIC Capital MB Investment Limited dated as of August 24, 2018
99.3	Share Purchase Agreement by and between China Biologic Products Holdings, Inc. and HH China Bio Holdings LLC dated as of August 24, 2018
99.4	Share Purchase Agreement by and between China Biologic Products Holdings, Inc. and PW Medtech Group Limited dated as of August 24, 2018
99.5	Investor Rights Agreement by and between China Biologic Products Holdings, Inc. and Beachhead Holdings Limited dated as of August 24, 2018
99.6	Investor Rights Agreement by and between China Biologic Products Holdings, Inc. and CITIC Capital MB Investment Limited dated as of August 24, 2018
99.7	Investor Rights Agreement by and between China Biologic Products Holdings, Inc. and HH China Bio Holdings LLC dated as of August 24, 2018